Pulmatrix, Inc.

99 Hayden Avenue, Suite 390

Lexington, MA 02421

March 28, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:	Pulmatrix, Inc.
Registration Statement on Form S-1
File No. 333-223630
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Pulmatrix, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-223630), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on Wednesday, March 28, 2018, or as soon thereafter as practicable; provided, that the Company respectfully requests that the Commission does not declare the Registration Statement effective until it receives telephonic or e-mail confirmation from the Company or its outside legal counsel, Haynes and Boone, LLP, on such date.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact Rick Werner of Haynes and Boone, LLP at 212-659-4974 or Matthew Fry of Haynes and Boone, LLP at 214-651-5443.

Very truly yours, PULMATRIX, INC.

By:	/s/ Robert W. Clarke, Ph.D.
Name: Title:	Robert W. Clarke, Ph.D. Chief Executive Officer and President

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP

Matthew L. Fry, Esq., Haynes and Boone, LLP